Filed by Hostess Brands, Inc. (Commission File No. 001-37540) pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934 as amended. Subject Company: Hostess Brands, Inc. Commission File No.: 001-37540 Business Update TOWNHALL SEPTEMBER 11, 2023

Today’s Agenda What We About The What’s Q&A How We Announced J.M. Next? Session Arrived at Smucker Our Co. Decision 2

What We Announced ■We have entered into an agreement to be acquired by The J.M. Smucker Co. for approximately $5.6 billion. ■This transaction is a testament to our team’s hard work and commitment to excellence since our second founding in 2013. ■J.M. Smucker was primarily attracted to our iconic brands, our prolific innovation, our tremendous commitment to quality, our strong customer partnerships, and our ability to deliver consistent, profitable and sustainable growth. ■J.M. Smucker believes in what you are creating here at Hostess Brands, and sees this combination as an opportunity for leadership in the rapidly growing snacking category and broader evolving food industry. ■This transaction is still subject to close, and we will have more information to share as this process unfolds. 3

How We Arrived At Our Decision A few months ago, we were approached with an unsolicited offer to acquire Hostess Brands Our Board of Directors then launched a formal process to evaluate strategic options, which resulted in interest from several other companies Our Board closely reviewed the offers it received, and evaluated them against our standalone business Ultimately, our Board of Directors decided that selling the business to The J.M. Smucker Co. was in the best interest of shareholders 4

More About The J.M. Smucker Co. Beyond a clear strategic fit, our two companies also share very similar cultures and values Portfolio of Brands You Know and Love ■125+ years of delivering quality products ■Pet food & snacks, coffee and consumer food ■Unique culture shaped by basic beliefs and commitment to each other ■Generated $8.5 billion in net sales in FY23 ■More than 75% of U.S. homes have a Smucker product 5

What’s Next? We are committed to keeping you updated throughout this process Establishing a combined portfolio of iconic brands ■The transaction is anticipated to close between November 2023 and January 2024 subject to customary closing conditions ■We will learn more about The J.M. Smucker Co. integration plan over the coming weeks, ■Until the transaction close it is business as usual at Hostess Brands, and there will be no changes to day-to-day operations ■We will continue to update you as information becomes available 6

Q&A Session For all of those on Zoom, please send your questions over chat to Rob Weber Please feel free to submit your questions at this time 7

Disclosures ADDITIONAL INFORMATION AND WHERE TO FIND IT The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the exchange offer materials that Hostess Brands or The J.M. Smucker Co. or its acquisition subsidiary, SSF Holdings, Inc., will file with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy Hostess Brands stock will only be made pursuant to an Offer to Exchange and related exchange offer materials that The J.M. Smucker Co. intends to file with the SEC. At the time the exchange offer is commenced, The J.M. Smucker Co. and its acquisition subsidiary will file a tender offer statement on Schedule TO, The J.M. Smucker Co. will file a registration statement on Form S-4 and thereafter Hostess Brands will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. HOSTESS BRANDS’ STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOSTESS BRANDS SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER. The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all stockholders of Hostess Brands at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either The J.M. Smucker Co. or Hostess Brands. Copies of the documents filed with the SEC by Hostess Brands will be available free of charge on Hostess Brands’ website at https://www.hostessbrands.com. Copies of the documents filed with the SEC by The J.M. Smucker Co. will be available free of charge on The J.M. Smucker Co.’s website at https://investors.jmsmucker.com or by contacting The J.M. Smucker Co. Investor Relations Department at 330-682-3000. In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, The J.M. Smucker Co. and Hostess Brands each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the Internet at the SEC’s website at http://www.sec.gov. 8